SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Acquisition of Nitrogenated Fertilizers Plant in Paraná

Rio de Janeiro, December 18th, 2012 – Petróleo Brasileiro S.A. – Petrobras announces that it has entered into an agreement with Vale S.A. (“Vale”) to purchase 100% of the shares issued by Araucária Nitrogenados S.A. (“Araucária Nitrogenados”), located in Araucária, Paraná.

The transaction is worth US$ 234 million and payments will be made using the revenues from the leasing of mining rights owned by Petrobras to Vale, in Sergipe state.

The Araucária Nitrogenados plant is capable of producing 700,000 tons per year (kta) of urea, 475 kta of ammonia and 450,000 m3/year of Arla 32. The raw material used is asphalt residue, which is supplied by the Presidente Getúlio Vargas Refinery (REPAR), in Araucária.

This plant complements Petrobras’s additional fertilizer assets, allowing for close proximity to markets in São Paulo and Paraná, greater storage capacity and means of transportation, as well as optimization of the production mix of each plant to meet the demands of their adjacent markets and potential synergies with REPAR.

This acquisition was approved by Petrobras´ Board of Directors in a meeting held today and is not subject to approval by the Shareholders Meeting, and thus, there is no withdrawal rights to shareholders, as it does not fit into the conditions foreseen in article 256 of the Brazilian Corporate Law.

Transfer of the control depends on compliance with precedent conditions, including approval from the Brazilian Antitrust Authority (CADE).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.